KUALA LUMPUR KEPONG BERHAD

(15043-V)

ww[redacted]

08004703

RECEIVED

2008 SEP -3 P 12:27

SUPPL

PROCESSED

SEP 05 2008

THOMSON REUTERS

Our Ref : KLK/SE

22 August 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
10 July 2008	Listed Companies Crop – June 2008
05 August 2008	Delisting of Ladang Perbadanan-Fima Berhad ("LPF") from the Official List of Bursa Malaysia Securities Berhad ("Bursa Securities")
08 August 2008	Schedule for Release of 3rd Quarter Results
11 August 2008	Listed Companies Crop – July 2008
15 August 2008	Kuala Lumpur Kepong Berhad ("KLK") - Merger of Windham Manufacturing Ltd. and Crabtree & Evelyn Ltd.
	FINANCIAL RESULTS
18 August 2008	Schedule for Release of 3rd Quarter Results
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT 1965
11 July 2008	Dato' Seri Lee Oi Hian
	Dato' Lee Hau Hian
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
11 July 2008	Dato' Seri Lee Oi Hian
	Dato' Lee Hau Hian
	Di-Yi Sdn Bhd

dlw 9/4

<table>
<tr><td rowspan="3"></td><td>High Quest Holdings Sdn Bhd</td></tr>
<tr><td>Wan Hin Investments Sdn Bhd & Group</td></tr>
<tr><td>Employees Provident Fund Board</td></tr>
<tr><td>15 July 2008</td><td rowspan="14">Employees Provident Fund Board</td></tr>
<tr><td>17 July 2008</td></tr>
<tr><td>19 July 2008</td></tr>
<tr><td>23 July 2008</td></tr>
<tr><td>25 July 2008</td></tr>
<tr><td>29 July 2008</td></tr>
<tr><td>31 July 2008</td></tr>
<tr><td>04 August 2008</td></tr>
<tr><td>06 August 2008</td></tr>
<tr><td>08 August 2008</td></tr>
<tr><td>12 August 2008</td></tr>
<tr><td>14 August 2008</td></tr>
<tr><td>16 August 2008</td></tr>
<tr><td>20 August 2008</td></tr>
</table>

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2007\July 2008

BURSA MALAYSIA

RECEIVED

2008 SEP -3 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **08/07/2008 02:16:09 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/07/2008 04:26:54 PM**
Reference No **KLK-080708-2704A**
Form Version V3.0

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop June 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

<u>Contents</u> *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of June 2008 :-

<u>Announcement Details</u> :-
(This field is for the details of the announcement, if applicable)

	2007		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	243,640	268,326	236,121
Crude Palm Oil (mt)	50,732	55,320	47,187
Palm Kernel (mt)	11,670	12,974	11,224
Rubber (kg)	1,791,940	2,007,377	1,804,750

	2008								
	Jan	Feb	Mar	Apr	May*	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	236,922	208,111	219,144	202,285	220,318	235,486			

Crude Palm Oil (mt)	48,752	43,941	44,627	42,185	46,536	48,712			
Palm Kernel (mt)	11,601	10,042	10,724	9,829	10,464	10,928			
Rubber (kg)	2,247,157	2,096,765	1,235,663	974,545	1,198,704	1,745,047			

* Include Ladang Perbadanan-Fima Berhad's crop.

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

JP Morgan

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/08/2008 04:30:40 PM**
Submitted by **KUALA LUMPUR KEPONG** on **05/08/2008 05:31:26 PM**
Reference No **KL-080805-59440**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	DELISTING OF LADANG PERBADANAN-FIMA BERHAD ("LPF") FROM THE OFFICIAL LIST OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that LPF, a subsidiary of Kuala Lumpur Kepong Berhad, has received a letter dated 5 August 2008 from Bursa Malaysia, advising that the shares of LPF will be removed from the Official List of Bursa Securities with effect from 9.00 a.m., Friday, 8 August 2008, pursuant to Paragraph 8.15(5) of the Listing requirements.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/08/2008 12:30:41 PM**
Submitted by **KUALA LUMPUR KEPONG** on **08/08/2008 12:38:52 PM**
Reference No **KLK-080808-8C81D**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	SCHEDULE FOR RELEASE OF 3RD QUARTER RESULTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that the 3rd Quarter Results (April to June 2008) of the KLK Group is scheduled for release on Monday, 18 August 2008 evening.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2008 Bursa Malaysia Berhad. All rights reserved.

JPMorgan

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **09/08/2008 09:01:09 AM**
Submitted by **KUALA LUMPUR KEPONG** on **11/08/2008 09:50:44 AM**
Reference No **KLK-080809-5993E**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop July 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of July 2008 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2007		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	243,640	268,326	236,121
Crude Palm Oil (mt)	50,732	55,320	47,187
Palm Kernel (mt)	11,670	12,974	11,224
Rubber (kg)	1,791,940	2,007,377	1,804,750

	2008								
	Jan	Feb	Mar	Apr	May*	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	236,922	208,111	219,144	202,285	220,318	235,486	**252,481**		

Crude Palm Oil (mt)	48,752	43,941	44,627	42,185	46,536	48,712	**52,183**		
Palm Kernel (mt)	11,601	10,042	10,724	9,829	10,464	10,928	**12,195**		
Rubber (kg)	2,247,157	2,096,765	1,235,663	974,545	1,198,704	1,745,047	**2,227,360**		

* Include Ladang Perbadanan-Fima Berhad's crop.

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

SEC, US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/08/2008 03:46:14 PM**
Submitted by **KUALA LUMPUR KEPONG** on **15/08/2008 04:57:43 PM**
Reference No **KLK-080815-AAF9E**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

RECEIVED
2008 SEP -3 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK") MERGER OF WINDHAM MANUFACTURING LTD. AND CRABTREE & EVELYN LTD.

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Introduction

We wish to advise that the merger between Windham Manufacturing Ltd. ("Windham") and Crabtree & Evelyn Ltd. ("Crabtree" or "the Surviving Corporation"), both of which are organized under the laws of the State of Connecticut, USA , and wholly-owned subsidiaries of KLK, has been effected in accordance with the Connecticut Business Corporation Act.

As a result of the merger, the authorized capital stock and the separate existence of Windham will cease, and Windham shall be merged with and into the Surviving Corporation.

The merger of Windham and Crabtree was undertaken solely to increase efficiencies and reduce operating costs of the Crabtree & Evelyn Group of companies.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to

BURSA MALAYSIA

RECEIVED

2008 SEP -3 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Results

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **13/08/2008 08:38:24 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18/08/2008 05:02:29 PM**
Reference No **KLK-080813-38451**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Part A1 : Quarterly Report

*** Financial Year End**	**30/09/2008**
*** Quarter**	**3 Qtr**
*** Quarterly report for the financial period ended**	**30/06/2008**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

3rd qtrly rpt.pdf

Remarks

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended * 30/06/2008

INDIVIDUAL QUARTER **CUMULATIVE QUARTER**

	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2008	30/06/2007	30/06/2008	30/06/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Revenue	2,029,069	1,351,719	5,704,129	3,558,571
2. Profit/(loss) before tax	364,210	193,698	1,077,085	559,387
3. Profit/(loss) for the period	262,265	157,555	816,332	442,051
4. Profit/(loss) attributable to ordinary equity holders of the parent	245,360	148,009	773,151	430,818
5. Basic earnings/(loss) per share (sen)	23.04	13.90	72.60	40.45
6. Proposed/Declared dividend per share (sen)	0.00	0.00	15.00	10.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent (RM)	4.9200	4.6200

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2008	30/06/2007	30/06/2008	30/06/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	17,143	2,878	26,398	9,424
2. Gross interest expense	15,058	11,772	46,211	23,668

Remarks :

Note: The above information is for the Exchange internal use only.

© 2008 Bursa Malaysia Berhad. All rights reserved.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the third quarter ended 30 June 2008

(The figures have not been audited.)

		Individual Quarter		Cumulative Quarter	
		3 months ended 30 June		9 months ended 30 June	
		2008	2007	2008	2007
		RM'000	RM'000	RM'000	RM'000
Revenue		2,029,069	1,351,719	5,704,129	3,558,571
Operating expenses		(1,768,445)	(1,174,449)	(4,791,645)	(3,047,840)
Other operating income		108,493	20,194	181,842	52,997
Finance costs		(15,058)	(11,772)	(46,211)	(23,668)
Share of results of associates		10,151	8,006	28,970	19,327
Profit before taxation		364,210	193,698	1,077,085	559,387
Tax expense		(101,945)	(36,143)	(260,753)	(117,336)
Net profit for the period		262,265	157,555	816,332	442,051
Attributable to :-					
Equity holders of the Company		245,360	148,009	773,151	430,818
Minority interests		16,905	9,546	43,181	11,233
		262,265	157,555	816,332	442,051
		Sen	Sen	Sen	Sen
Earnings per share	- Basic	23.04	13.90	72.60	40.45
	- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 June 2008

(The figures have not been audited.)

	30 June 2008 RM'000	30 September 2007 RM'000
Assets		
Property, plant and equipment	2,283,433	2,093,208
Investment properties	5,150	5,188
Prepaid lease payments	343,288	242,809
Biological assets	1,395,739	1,189,512
Land held for property development	195,378	194,735
Goodwill on consolidation	251,453	264,698
Intangible assets	39,520	44,789
Investments in associates	250,417	172,455
Other investments	290,072	438,705
Deferred tax assets	10,008	11,634
Total non-current assets	5,064,458	4,657,733
Inventories	1,357,904	982,655
Biological assets	2,682	3,227
Trade and other receivables	891,420	837,042
Tax recoverable	6,770	15,032
Property development costs	28,178	11,969
Cash and cash equivalents	1,043,097	495,634
Total current assets	3,330,051	2,345,559
Total assets	**8,394,509**	**7,003,292**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,184,153	3,864,995
	5,251,658	4,932,500
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,238,211	4,919,053
Minority interests	331,682	176,159
Total equity	**5,569,893**	**5,095,212**
Liabilities		
Deferred tax liabilities	223,975	195,218
Provision for retirement benefits	33,425	32,951
Borrowings	893,533	566,893
Total non-current liabilities	1,150,933	795,062
Trade and other payables	707,549	563,777
Borrowings	685,932	493,919
Tax payable	161,991	55,322
Dividend payable	118,211	-
Total current liabilities	1,673,683	1,113,018
Total liabilities	**2,824,616**	**1,908,080**
Total equity and liabilities	**8,394,509**	**7,003,292**
Net assets per share attributable to equity holders of the Company (RM)	4.92	4.62

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the third quarter ended 30 June 2008

(The figures have not been audited.)

	Attributable to the equity holders of the Company									
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	Retained earnings	Treasury shares	Total	Minority Interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2007	1,067,505	876,144	49,655	29,714	141,309	2,768,173	(13,447)	4,919,053	176,159	5,095,212
Net (loss)/gain not recognised in the income statement	-	(51)	104	999	(21,147)	(457)	-	(20,552)	123,669	103,117
Net profit for the period	-	-	-	-	-	773,151	-	773,151	43,181	816,332
Dividends paid	-	-	-	-	-	(315,230)	-	(315,230)	-	(315,230)
Dividend payable	-	-	-	-	-	(118,211)	-	(118,211)	-	(118,211)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(11,327)	(11,327)
Transfer to retained earnings on disposal of subsidiaries	-	-	-	(3,000)	-	3,000	-	-	-	-
At 30 June 2008	1,067,505	876,093	49,759	27,713	120,162	3,110,426	(13,447)	5,238,211	331,682	5,569,893
At 1 October 2006	712,516	1,231,792	47,772	26,517	185,116	2,363,130	(13,447)	4,553,396	168,795	4,722,191
Net (loss)/gain not recognised in the income statement	-	(638)	2,200	3,197	(46,221)	(3,972)	-	(45,434)	1,702	(43,732)
Net profit for the period	-	-	-	-	-	430,818	-	430,818	11,233	442,051
Dividends paid	-	-	-	-	-	(207,313)	-	(207,313)	-	(207,313)
Dividend payable	-	-	-	-	-	(77,742)	-	(77,742)	-	(77,742)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(4,558)	(4,558)
Bonus issue	354,989	(354,989)	-	-	-	-	-	-	-	-
Realisation of revaluation reseve on disposal of land	-	-	(317)	-	-	317	-	-	-	-
At 30 June 2007	1,067,505	876,165	49,655	29,714	138,895	2,505,238	(13,447)	4,653,725	177,172	4,830,897

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

Condensed Consolidated Cash Flow Statement
For the third quarter ended 30 June 2008

(The figures have not been audited.)

	9 months ended 30 June	
	2008	2007
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	1,077,085	559,387
Adjustment for non-cash flow :-		
Non-cash items	165,583	52,122
Non-operating items	(487)	(3,221)
Operating profit before working capital changes	1,242,181	608,288
Working capital changes :-		
Net change in current assets	(637,757)	(52,386)
Net change in current liabilities	104,110	(48,014)
Cash generated from operations	708,534	507,888
Interest paid	(45,309)	(21,771)
Tax paid	(164,770)	(94,524)
Retirement benefit paid	(1,848)	(2,727)
Net cash generated from operating activities	496,607	388,866
Cash Flow from Investing Activities		
Equity investments	(70,081)	(327,062)
Other investments	(211,872)	(292,226)
Net cash used in investing activities	(281,953)	(619,288)
Cash Flow from Financing Activities		
Bank borrowings	666,999	523,057
Dividends paid to shareholders of the Company	(315,230)	(207,313)
Dividends paid to minority shareholders	(11,327)	(4,558)
Issue of shares to minority shareholder	3,747	1,789
Return of capital to minority shareholders	(6,721)	-
Net cash generated from financing activities	337,468	312,975
Net increase in cash and cash equivalents	552,122	82,553
Cash and cash equivalents at 1 October	472,323	440,702
	1,024,445	523,255
Foreign exchange difference on opening balance	(2,209)	211
Cash and cash equivalents at 30 June	1,022,236	523,466

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2007, except for the adoption of the following FRSs, Amendments to FRS and Issue Committee ("IC") Interpretations which became effective for financial periods beginning on or after 1 July 2007:-

Amendment to FRS 121 *The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation*

IC Interpretation 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities*

IC Interpretation 2 *Members' Shares in Co-operative Entities and Similar Instruments*

IC Interpretation 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*

IC Interpretation 6 *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*

IC Interpretation 7 *Applying the Restatement Approach under FRS* 129_{2004} *Financial Reporting in Hyperinflationary Economies*

IC Interpretation 8 *Scope of FRS 2*

FRS 107 *Cash Flow Statements*

FRS 111 *Construction Contracts*

FRS 112 *Income Taxes*

FRS 118 *Revenue*

FRS 120 *Accounting for Government Grants and Disclosure of Government Assistance*

FRS 134 *Interim Financial Reporting*

FRS 137 *Provisions, Contingent Liabilities and Contingent Assets*

The adoption of the above FRSs, Amendments to FRS and IC Interpretations does not have any significant financial impact on the Group.

A2. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid

	9 months ended 30 June	
	2008	2007
	RM'000	RM'000
Dividends proposed in Year 2007, paid in Year 2008 :-		
Final 40 sen (2006 - 10 sen) per share less tax	315,230	51,828
Special Nil sen (2006 - 30 sen) per share less tax	-	155,485
	315,230	207,313

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2007 : 709,977,128).

A7. Segment Information
Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	9 months ended 30 June			
	Revenue		Profit before tax	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Plantation	3,007,896	1,576,714	940,396	431,349
Manufacturing	2,446,760	1,386,098	95,341	39,740
Retailing	562,105	610,341	14,833	11,898
Property development	20,560	50,537	6,339	12,499
Investment holding	54,052	33,241	46,699	26,890
Others	49,958	22,314	(1,929)	(582)
	6,141,331	3,679,245	1,101,679	521,794
Inter-segment elimination	(437,202)	(120,674)	-	-
	5,704,129	3,558,571	1,101,679	521,794
Corporate			(7,353)	41,934
			1,094,326	563,728
Finance costs			(46,211)	(23,668)
Share of results of associates			28,970	19,327
			1,077,085	559,387

A8. Event subsequent to Balance Sheet Date

Sri Kunak Plantation Sdn Bhd ("Sri Kunak") (In Members' Voluntary Winding-Up), a wholly-owned subsidiary of the Company, has on 10 June 2008 lodged the Return By Liquidator Relating To Final Meeting with the Companies Commission of Malaysia. Arising from this, Sri Kunak will cease as a subsidiary of the Company three months thereafter, i.e. on 10 September 2008.

A9. Changes in the Composition of the Group

(a) Windham Toiletries Limited ("Windham"), an inactive wholly-owned subsidiary of CE Holdings Ltd, has applied to the Companies House, London, United Kingdom to strike off its name from the register of the Companies. The striking-off process has been completed and Windham ceased as a subsidiary of the Group.

(b) The Company has on 30 June 2008 completed the acquisition of the entire equity interest in Shanghai Jinshan Jinwei Chemical Company Limited ("SJJC") and SJJC is now a subsidiary of the Company.

A10. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

The Group's 3rd quarter's pre-tax profit rose 88.0% to RM364.2 million when compared to the same quarter of last year. Plantations profit was significantly higher due to strong commodity prices and higher FFB yield. Manufacturing sector continued to perform well. A RM86.5 million surplus arising from the disposal of a 60% shareholding in KL-Kepong Cocoa Products Sdn Bhd ("KLKCP"), a cocoa products manufacturing subsidiary, was recorded in the current quarter. However, this quarter's performance was negatively impacted by a total sum of RM127.1 million which consisted of RM74.1 million impairments on the assets and goodwill of Davos Life Science Pte Ltd ("Davos"), a subsidiary, and RM53.0 million additional allowance made for the diminution in value of an overseas quoted investment, Yule Catto & Co plc ("Yule Catto").

For the 9 months period under review, the Group recorded a sharp 92.5% rise in its pre-tax profit to RM1.08 billion compared to the preceding year's same period. The bulk of the profit improvement came from plantations sector which benefitted from favourable commodity prices as well as the increase in FFB crop. Higher earnings from the manufacturing sector together with the RM86.5 million surplus on disposal of KLKCP also contributed to the improved performance for the current period. However, the results was affected by the assets and goodwill impairments of Davos totalling RM74.1 million and the total allowance of RM96.0 million for the diminution in value of Yule Catto shares.

B2. Variation of Results to Preceding Quarter

The Group's profit before taxation for the current quarter rose 7.0% to RM364.2 million compared to the previous quarter. Results of the plantations sector was almost flat whilst the performance of the manufacturing sector was affected by the assets and goodwill impairments of Davos. The surplus on disposal of KLKCP contributed to the higher earnings for the current period.

B3. Current Year Prospects

In view of the strong performance from the plantations sector as a result of higher commodity prices and FFB crop, and the increase in manufacturing sector's profits, the Directors are of the opinion that the Group's profit for the current financial year would be significantly higher than last year's.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Current tax expense				
Malaysian taxation	64,661	35,828	181,704	97,023
Overseas taxation	33,515	15,848	89,973	39,381
	98,176	51,676	271,677	136,404
Deferred tax				
Relating to origination of temporary differences	3,638	(13,548)	(3,306)	(12,708)
Relating to changes in tax rate	(74)	(216)	(10,595)	(4,795)
	3,564	(13,764)	(13,901)	(17,503)
	101,740	37,912	257,776	118,901
Under/(Over) provision in respect of previous years				
Malaysian taxation	149	(1,109)	111	(1,110)
Overseas taxation	56	(660)	2,866	(455)
	205	(1,769)	2,977	(1,565)
	101,945	36,143	260,753	117,336

The effective tax rate for the current quarter is higher than the statutory tax rate mainly due to non tax deductible expenses which largely consisted of allowance for diminution in value of an overseas quoted investment and impairment of assets and goodwill of a subsidiary.

The effective tax rate for the financial year to-date is lower than the statutory tax rate largely due to recognition of deferred tax assets not taken up previously, tax incentives claimed by the Company and certain subsidiaries and adjustments for the reduction in tax rates on deferred taxation.

B6. Sale of Unquoted Investments and Properties

(a) There were no material disposals of unquoted investments during the financial year ended 30 June 2008 (30 June 2007 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisition of land	1,227	-	2,524	23,299
Surplus on sale of property	33	-	7,427	-

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	15,216	432	22,995	16,135
Sales proceeds of quoted securities	30,719	25,525	53,503	58,740
Surplus on sales of quoted securities	16,745	12,770	30,135	25,199

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 June 2008	30 September 2007
	RM'000	RM'000
At cost		
Associate	36,281	37,466
Other investments	385,149	438,001
	421,430	475,467
At carrying value less allowance		
Associate	25,693	28,045
Other investments	289,132	437,984
	314,825	466,029
At market value		
Associate	16,221	28,126
Other investments	310,601	634,490
	326,822	662,616

B8. Status of Corporate Proposals Announced

(a) The Company has proposed to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Exchangeable Bonds") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in the Company.

Approvals have been obtained from the relevant authorities.

As at the date of this report, the Company has yet to issue the Exchangeable Bonds.

(b) The Offer Document in relation to the Company/Ablington Holdings Sdn Bhd's ("AHSB"), mandatory offer to acquire Ladang Perbadanan-Fima Berhad ("LPF") ("the Offer") was dispatched on 8 May 2008.

The Offer closed on 7 July 2008 ("Closing Date") with AHSB and connected persons holding approximately 97.59% of the issued and paid-up share capital of LPF. Thereafter, AHSB invoked the provisions of Section 34 of the Securities Commission Act 1993 to compulsorily acquire any remaining LPF Shares for which acceptances had not been received under the Offer.

The notice to compulsorily acquire the remaining LPF Shares was dispatched to dissenting shareholders of LPF on 22 July 2008 and it is anticipated that the compulsory acquisition exercise will be completed by 29 August 2008 or thereabouts.

In the meantime, trading in LPF Shares was suspended with effect from 9.00 a.m., 16 July 2008, and the shares of LPF were removed from the Official List of Bursa Securities with effect from 9.00 a.m., 8 August 2008.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 June 2008		30 September 2007	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	365	GBP56	781	GBP112
	-		5,907	Rmb13,000
	-		79	CAD23
	-		2,209	HKD5,040
	365		8,976	
- Unsecured	94,273	USD28,920	118,525	USD34,740
	28,172	GBP4,332	56,727	GBP8,132
	30,914	Rmb65,000	43,168	Rmb95,000
	-		4,501	HKD10,268
	-		5,297	AUD1,750
	153,359		228,218	
	153,724		237,194	
(ii) Bank Overdraft				
- Secured	-		1,465	HKD3,342
- Unsecured	9,626	USD2,954	9,843	USD2,889
	6,271	GBP964	8,249	GBP1,183
	3,846	HKD9,206	3,754	HKD8,565
	1,118		-	
	20,861		21,846	
	20,861		23,311	

	30 June 2008 RM'000	30 June 2008 Amount in Foreign Currency '000	30 September 2007 RM'000	30 September 2007 Amount in Foreign Currency '000
(iii) Short Term Borrowings				
- Secured	19,207	CHF6,000	17,570	CHF6,000
	20,834	EURO4,045	5,686	EURO1,169
	40,041		23,256	
- Unsecured	68,426	USD21,000	19,803	USD5,793
	402,880		190,355	
	471,306		210,158	
	511,347		233,414	
Total repayable within 12 months	685,932		493,919	
(b) Repayable after 12 months :-				
(i) Term Loans				
- Secured	10,301	EURO2,000	-	
	6,183	Rmb13,000	-	
	-		195	GBP28
	16,484		195	
- Unsecured	231,791	USD71,000	266,698	USD78,235
	145,258		-	
	377,049		266,698	
	393,533		266,893	
(ii) Islamic Medium Term Notes				
- Unsecured	500,000		300,000	
Total repayable after 12 months	893,533		566,893	

B10. Financial Instruments with Off Balance Sheet Risk

(a) The forward exchange contracts entered into by the Group as at 12 August 2008 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Mature within One Year RM million
Sale contracts	GBP	0.2	1.3	1.3
	EURO	13.6	68.2	68.2
	USD	412.3	1,337.0	1,337.0
	YEN	13.4	0.4	0.4
Purchase contracts	USD	5.8	17.7	17.7

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

(b) The commodity future contracts entered into by the Group as at 12 August 2008 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Contracted Amount	Mature within One Year
	RM million	RM million
Sale contracts	140.6	140.6

These commodity contracts were entered into with the objective of managing and hedging the Group's exposure to the adverse price movements in the vegetable oil commodities.

The credit risk for the commodity future contracts is minimal as these contracts were entered into with brokers of commodity exchanges. Any gains or losses arising from these contracts are deferred until the date of such transactions at which time they are included in the measurement of such transactions.

(c) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH") and Barry Callebaut ("BC") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which KL-Kepong Cocoa Products Sdn Bhd ("KLKCP") shall be managed and the way in which KLKIH and BC shall exercise their rights as shareholders of KLKCP.

Under the Joint Venture Agreement :-

(i) KLKIH may exercise a put option to require BC to acquire the remaining 40% shares in KLKCP held by KLKIH including the working capital of KLKCP of approximately RM123.8 million; and

(ii) BC may also exercise a call option to require KLKIH to sell the remaining 40% shares in KLKCP held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the Call Option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BC respectively between the second anniversary and the fifth anniversary starting from 30 April 2008.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) An interim dividend of 15 sen per share less 26% Malaysian income tax (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) was declared on 21 May 2008 and was paid on 8 August 2008.

(b) The total dividend for the current financial year is 15 sen per share less 26% Malaysian income tax (2007 : 10 sen per share less 27% Malaysian income tax).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period.

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2008	2007	2008	2007
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	245,360	148,009	773,151	430,818
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	23.04	13.90	72.60	40.45

B14. Audit Report

The audit report for the financial year ended 30 September 2007 was not subject to any qualifications.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

18 August 2008

BURSA MALAYSIA

RECEIVED

2008 SEP -3 P 12:27

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/07/2008 04:04:20 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/07/2008 05:30:16 PM**
Reference No **KLK-080711-C57A1**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of director

Name *	Dato' Seri Lee Oi Hian
Address *	55 Jalan Kelab Golf, 30350 Ipoh
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*04/07/2008	*147,000	16.801

Circumstances by reason of which change has occurred	Deemed Interest (Shares disposed in open market)
Nature of interest	Indirect
Consideration (if any)	

Total no of securities after change

Direct (units)	72,000
Direct (%)	0.01
Indirect/deemed interest (units)	496,350,027
Indirect/deemed interest (%)	46.61
Date of notice *	10/07/2008
Remarks	

Isl

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/07/2008 04:04:20 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/07/2008 05:30:16 PM**
Reference No **KLK-080711-C5798**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of director

Name *	Dato' Lee Hau Hian
Address *	2 Jalan Raja Di-Hilir, 30350 Ipoh
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*04/07/2008	*147,000	16.801

Circumstances by reason of which change has occurred	Deemed Interest (Shares disposed in open market)
Nature of interest	Indirect
Consideration (if any)	

Total no of securities after change

Direct (units)	83,250
Direct (%)	0.01
Indirect/deemed interest (units)	496,350,027
Indirect/deemed interest (%)	46.61
Date of notice *	10/07/2008
Remarks	

lsl

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/07/2008 04:19:20 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/07/2008 05:30:16 PM**
Reference No **KLK-080711-DB730**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Dato' Seri Lee Oi Hian
Address *	55 Jalan Kelab Golf, 30350 Ipoh
NRIC/passport no/company no. *	510207-08-5743
Nationality/country of incorporation *	Malaysian
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*04/07/2008	*147,000	

Circumstances by reason of which change has occurred *	Deemed Interest (Shares disposed in open market)
Nature of interest *	Indirect
Direct (units)	72,000
Direct (%)	0.01
Indirect/deemed interest (units)	496,350,027
Indirect/deemed interest (%)	46.61
Total no of securities after change *	496,422,027
Date of notice *	10/07/2008

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/07/2008 04:19:20 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/07/2008 05:30:16 PM**
Reference No **KLK-080711-DB728**
Form Version V3.0

Submitted

RECEIVED 2008 SEP -3 P 12:21

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Dato' Lee Hau Hian
Address *	2 Jalan Raja Di-Hilir, 30350 Ipoh
NRIC/passport no/company no. *	531016-08-6041
Nationality/country of incorporation *	Malaysian
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*04/07/2008	*147,000	

Circumstances by reason of which change has occurred *	Deemed Interest (Shares disposed in open market)
Nature of interest *	Indirect
Direct (units)	83,250
Direct (%)	0.01
Indirect/deemed interest (units)	496,350,027
Indirect/deemed interest (%)	46.61
Total no of securities after change *	496,433,277
Date of notice *	10/07/2008

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/07/2008 04:19:20 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/07/2008 05:30:16 PM**
Reference No **KLK-080711-DB72F**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Di-Yi Sdn Bhd
Address *	No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat
NRIC/passport no/company no. *	174554-M
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*04/07/2008	*147,000	

Circumstances by reason of which change has occurred *	Deemed Interest (Shares disposed in open market)
Nature of interest *	Indirect
Direct (units)	
Direct (%)	
Indirect/deemed interest (units)	496,350,027
Indirect/deemed interest (%)	46.61
Total no of securities after change *	496,350,027
Date of notice *	10/07/2008

5

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/07/2008 04:19:20 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/07/2008 05:30:16 PM**
Reference No **KLK-080711-DB72C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	High Quest Holdings Sdn Bhd
Address *	No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat
NRIC/passport no/company no. *	178504-D
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*04/07/2008	*147,000	

Circumstances by reason of which change has occurred *	Deemed Interest (Shares disposed in open market)
Nature of interest *	Indirect
Direct (units)	
Direct (%)	
Indirect/deemed interest (units)	496,350,027
Indirect/deemed interest (%)	46.61
Total no of securities after change *	496,350,027
Date of notice *	10/07/2008

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/07/2008 04:19:20 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/07/2008 05:30:16 PM**
Reference No **KLK-080711-DB72A**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Wan Hin Investments Sdn Bhd & Group
Address *	No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat
NRIC/passport no/company no. *	3117-U
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*04/07/2008	*147,000	

Circumstances by reason of which change has occurred *	Direct Interest (Shares disposed in open market)
Nature of interest *	Direct
Direct (units)	448,500
Direct (%)	0.04
Indirect/deemed interest (units)	495,901,527
Indirect/deemed interest (%)	46.57
Total no of securities after change *	496,350,027
Date of notice *	10/07/2008

JP Morgan

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/07/2008 03:54:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/07/2008 04:19:13 PM**
Reference No **KLK-080711-B6BA2**
Form Version V3.0

Submitted

RECEIVED 2008 SEP -3 P 12:21

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*04/07/2008	*847,100	
Acquired	04/07/2008	100,000	
Acquired	04/07/2008	100,000	
Acquired	07/07/2008	379,100	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	120,689,000
Direct (%)	11.33
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	120,689,000
Date of notice *	07/07/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/07/2008 03:09:10 PM**
Submitted by **KUALA LUMPUR KEPONG** on **15/07/2008 04:47:31 PM**
Reference No **KLK-080715-74AA2**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*08/07/2008	*556,700	
Disposed	08/07/2008	109,400	
Disposed	08/07/2008	301,400	
Acquired	08/07/2008	150,000	
Acquired	08/07/2008	130,000	
Acquired	08/07/2008	60,000	
Acquired	09/07/2008	1,594,200	
Disposed	09/07/2008	80,000	
Acquired	09/07/2008	53,900	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity, Sales of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	122,743,000

Direct (%)	11.53
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	122,743,000
Date of notice *	09/07/2008
Remarks	

fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

JP Morgan

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/07/2008 04:17:01 PM**
Submitted by **KUALA LUMPUR KEPONG** on **17/07/2008 04:51:56 PM**
Reference No **KLK-080717-D8103**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*10/07/2008	*176,400	
Disposed	10/07/2008	302,800	
Acquired	11/07/2008	208,300	
Disposed	11/07/2008	256,700	
Acquired	11/07/2008	250,000	
Disposed	11/07/2008	262,900	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity managed by Portfolio Manager, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	122,555,300
Direct (%)	11.51
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	122,555,300
Date of notice *	11/07/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

JPMorgan

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/07/2008 11:27:54 AM**
Submitted by **KUALA LUMPUR KEPONG** on **19/07/2008 12:25:50 PM**
Reference No **KLK-080719-308DB**
Form Version V3.0

Submitted

RECEIVED
2008 SEP -3 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*14/07/2008	*10,000	
Disposed	14/07/2008	158,500	
Acquired	15/07/2008	110,000	
Disposed	15/07/2008	220,000	
Acquired	15/07/2008	150,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	122,446,800
Direct (%)	11.5
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	122,446,800
Date of notice *	15/07/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

J P Morgan

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/07/2008 03:47:52 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/07/2008 04:25:17 PM**
Reference No **KLK-080723-AD5D2**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

RECEIVED 2008 SEP -3 P 12:21

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*16/07/2008	*18,200	
Disposed	16/07/2008	484,900	
Acquired	17/07/2008	208,600	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	122,188,700
Direct (%)	11.47
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	122,188,700
Date of notice *	17/07/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

J Parrifen

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **25/07/2008 12:10:23 PM**
Submitted by **KUALA LUMPUR KEPONG** on **25/07/2008 02:22:46 PM**
Reference No **KLK-080725-6EC77**
Form Version V3.0

Submitted

RECEIVED 2008 SEP -3 P 12:21

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*18/07/2008	*2,157,000	
Disposed	18/07/2008	129,700	
Disposed	18/07/2008	499,700	
Disposed	18/07/2008	531,700	
Acquired	21/07/2008	760,500	
Disposed	21/07/2008	56,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	123,888,600
Direct (%)	11.63
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	123,888,600
Date of notice *	21/07/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

JPuorfan

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **29/07/2008 12:39:50 PM**
Submitted by **KUALA LUMPUR KEPONG** on **29/07/2008 03:51:32 PM**
Reference No **KLK-080729-99ED7**
Form Version V3.0

Submitted

RECEIVED 2007 SEP -3 P 12:27

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*22/07/2008	*1,000,000	
Disposed	22/07/2008	100,000	
Disposed	22/07/2008	347,600	
Acquired	23/07/2008	664,500	
Disposed	23/07/2008	70,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	125,035,500
Direct (%)	11.74
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	125,035,500
Date of notice *	23/07/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **31/07/2008 04:51:55 PM**
Submitted by **KUALA LUMPUR KEPONG** on **31/07/2008 05:17:10 PM**
Reference No **KLK-080731-0B2D6**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*24/07/2008	*1,537,600	
Disposed	24/07/2008	100,000	
Disposed	24/07/2008	64,200	
Acquired	25/07/2008	621,200	
Acquired	25/07/2008	581,200	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity, Sales of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	127,611,300
Direct (%)	11.98
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	127,611,300
Date of notice *	25/07/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/08/2008 12:20:52 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/08/2008 03:11:15 PM**
Reference No **KLK-080804-7E245**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*28/07/2008	*595,600	
Disposed	28/07/2008	504,600	
Acquired	28/07/2008	285,500	
Acquired	29/07/2008	2,323,850	
Disposed	29/07/2008	1,937,850	
Acquired	29/07/2008	200,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	128,573,800
Direct (%)	12.07
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	128,573,800
Date of notice *	29/07/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/08/2008 01:42:22 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/08/2008 04:37:19 PM**
Reference No **KLK-080806-F5870**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

RECEIVED
2008 SEP -3 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*30/07/2008	*7,800	
Acquired	30/07/2008	357,000	
Acquired	31/07/2008	138,800	
Disposed	31/07/2008	361,300	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	128,716,100
Direct (%)	12.09
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	128,716,100
Date of notice *	31/07/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/08/2008 11:46:59 AM**
Submitted by **KUALA LUMPUR KEPONG** on **08/08/2008 02:07:19 PM**
Reference No **KLK-080808-4C7FD**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

RECEIVED
2008 SEP -3 P 12:23

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*01/08/2008	*159,700	
Disposed	01/08/2008	259,300	
Acquired	04/08/2008	315,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	128,932,000
Direct (%)	12.11
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	128,932,000
Date of notice *	04/08/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/08/2008 11:12:29 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/08/2008 12:41:12 PM**
Reference No **KLK-080812-19FA3**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*05/08/2008	*2,074,100	
Acquired	05/08/2008	60,000	
Acquired	06/08/2008	2,024,300	
Acquired	06/08/2008	40,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	133,130,400
Direct (%)	12.5
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	133,130,400
Date of notice *	06/08/2008
Remarks	
	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

JPMorgan

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/08/2008 11:35:34 AM**
Submitted by **KUALA LUMPUR KEPONG** on **14/08/2008 12:38:38 PM**
Reference No **KLK-080814-3BC6C**
Form Version V3.0

Submitted

RECEIVED
2008 SEP -3 P 12:23

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*06/08/2008	*50,000	
Acquired	07/08/2008	581,200	
Acquired	08/08/2008	1,340,000	
Disposed	08/08/2008	67,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	135,034,600
Direct (%)	12.68
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	135,034,600
Date of notice *	08/08/2008
Remarks	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

BURSA MALAYSIA

JPmorgan

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/08/2008 11:03:28 AM**
Submitted by **KUALA LUMPUR KEPONG** on **16/08/2008 11:44:27 AM**
Reference No **KLK-080816-0CC33**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*11/08/2008	*970,200	
Acquired	11/08/2008	272,200	
Acquired	12/08/2008	1,167,900	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	137,444,900
Direct (%)	12.91
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	137,444,900
Date of notice *	12/08/2008
Remarks	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

JPmorgan

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/08/2008 02:58:21 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/08/2008 03:45:07 PM**
Reference No **KLK-080820-64D2C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*12/08/2008	*200,000	
Acquired	13/08/2008	151,600	
Acquired	14/08/2008	769,500	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	138,566,000
Direct (%)	13.01
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	138,566,000
Date of notice *	14/08/2008
Remarks	fsc

© 2008 Bursa Malaysia Berhad. All rights reserved.

END